UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: March 19, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
The9 Announces Its President’s Contract Will Expire and Not Be Renewed
Shanghai, March 19, 2010 - The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, announced today that, for personal development reasons, its President, Ms. Xiaowei Chen, will not renew her employment contract with the Company. Ms. Chen’s employment contract expires on May 16, 2010. The Company’s Chairman and Chief Executive Officer, Mr. Jun Zhu, will assume Ms. Chen’s duties as President of the Company after this date.
Ms. Chen said, “I would like to thank the Board of Directors of The9 for their trust in me and all the employees for their support during my service to the Company. I believe that the Company will continue to enjoy rapid growth and reach new heights under the leadership of Mr. Zhu Jun.”
“I would like to thank Xiaowei for her service to The9 during the past two years,” said Mr. Zhu, “Xiaowei brought to The9 her deep understanding of international business and laid a good foundation for the Company’s international development. We wish her success in all of her future endeavors.”
About The9 Limited
The9 Limited is an online game operator and developer in China. The9’s business is primarily focused on developing and operating high-quality games for online game market. The9 directly, or through affiliates, operates licensed MMORPGs and advanced casual games including Soul of The Ultimate Nation™, Granado Espada, EA SPORTS™ FIFA Online 2 and Atlantica, as well as its proprietary games World of Fighter and Jiu Zhou Zhan Ji, in mainland China. It has also obtained exclusive licenses to operate other games in mainland China, including Audition 2 and Kingdom Heroes 2 Online. In addition, The9 is developing various proprietary games, including Miracles: Ultimate X, Tiny Tribe, Monster of War and other MMORPGs and advanced causal games.
For further information, please contact:
Ms. Phyllis Sai
IR Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/